Exhibit 1
                              THE D3 FAMILY FUNDS

October 6, 2008

Mr. Nick Konidaris, President and Chief Executive Officer
Electro Scientific Industries, Inc.
13900 NW Science Park Drive
Portland, OR 97229

Dear Nick,

ESI and the D3 Funds have enjoyed a productive dialogue about what we hope the company might do with its cash. We are living in unusual times: the current volatility in the stock market; the anxieties which cause it; the large share repurchase programs announced by Microsoft, Nike, Hewlett-Packard, and Sysco on September 22; the downturn of several of your served markets; and the SEC's temporary relaxation of share repurchase rule 10b-18 prompt us to resume our discussion with you and the Board of Directors about the company's financial strategy.

We believe that ESI has, and can generate, sufficient cash over the next three years both to fund an aggressive share repurchase program which would halve the share count and to double the company's revenues through organic growth and acquisitions. We urge you and ESI's Board of Directors to commit to and commence such a program right now, while the share price is weak. We believe that the company has the financial strength to do this without incurring debt.

While we discuss in this letter a three year share repurchase program, we view the next three years as the opening phase of what we hope will become an even longer term program by ESI to grow earnings per share (EPS) and increase return on invested capital (ROIC) by managing three variables, rather than just two: revenue growth, costs, and capital structure.. Similar long term programs have been used successfully to build shareholder value at Teledyne from 1972 to 1984, and for decades at Loews Corporation and Washington Post. At Teledyne, for example, the company's repurchases enabled it to increase EPS nearly six times faster than net income.

Our request is a strong endorsement of your leadership of ESI, the Board's governance of the company, ESI's strong market share positions, its fortress balance sheet, and its long term growth prospects. We would not seek to own more of ESI unless we believed strongly that it is an excellent company with a bright future.

You and your management team have accomplished a great deal since you joined ESI four years ago. You inherited an accounting mess which has been rectified. You broke down the silos separating the company's business units to stimulate the sharing of core technologies and the development of new products. You rebuilt the senior management of the company. You committed to make product development customer driven and you have fulfilled that promise. You sought to double the company's served markets from $300M to $600M and you have achieved that objective, introducing high margin new products in all three of your businesses.

Nierenberg Investment Management Company, Inc., 19605 NE 8th Street, Camas, WA 98607 (360)604-8600 Fax (360)604-1811

You are developing growth opportunities organically, such as wafer singulation, and by acquisition and investment, such as New Wave Research. Therefore, when you commit, as you recently did in the AEA presentation on August 12, 2008, to doubling ESIO's served market again over the next three years ( AEA presentation, slide 75), your accomplishments certainly entitle you to the benefit of the doubt.

It must be frustrating to you and your colleagues at ESI that your progress is not reflected in the company's share price.

We believe that there is one more thing which ESI should do to round out its accomplishments: use your current and future financial strength to launch a long term program to boost the company's ROIC and EPS by halving the share count. We say "long term program" to distinguish it from repurchases which are episodic, interrupted, discontinuous, and/or small. As the three examples we cited demonstrate, the most successful repurchase programs are large and they persist over a long period of time. A long term program would improve substantially the two ratios of greatest importance to investors; smaller, discontinuous programs may not accomplish much at all. They generally fail to demonstrate serious and sustainable commitment. Repurchasing shares is like going on a diet; fundamentally changing habits works better than fits and starts. Most diets fail, as do most repurchases---unless they are programmed to become a new habit, which is what we are advocating here.

We believe that the correct way to assess the company's ability to halve the share count resembles how you think about the company's growth strategy: plan over at least a three year period of time. The problem with a momentary snap shot of ESI's balance sheet is that it omits real opportunities for the company to monetize several non-cash assets over time and the company's proven ability to generate strong cash flow from operations throughout the business cycle. The latter, in fact, enabled ESI to generate nearly $23 million of cash per year over the past five years (slide 77 of the AEA presentation). As we will demonstrate in this letter, looking only at the company's current cash balance, which is all ESI showed in the AEA presentation and the May 22 New York Investor Day presentation, leaves out over half the cash which we believe could be generated for repurchases and acquisitions during the next three years.

To flesh out our analysis, we use the company's most recent Form 10-Q and 10-K, your AEA presentation, and commentary from the company's most recent earnings call. Our numbers are based on data from ESI in the public domain and assumptions we have made based on your data.

For the quarter ending June 28, 2008 ESI showed cash and current investments of $138.365 million. (Form 10-Q)

For the quarter ending June 28, 2008 ESI had non-current investments of $16.605 million, of which $14.506 million was in the form of Auction Rate Securities
(ARS) at estimated fair value after a $5.1 million impairment charge. The rest was unimpaired investments with a maturity longer than one year. While neither of these investments would be liquid immediately without a haircut, over a three year planning horizon we assume that ESI can recover $16.605M of cash. (Perhaps you might recover more.) (Form 10-Q, footnote 5)

Nierenberg Investment Management Company, Inc., 19605 NE 8th Street, Camas, WA 98607 (360)604-8600 Fax (360)604-1811

For the quarter ending June 28, 2008 "other assets" were $38.097 million, including $9.719 million for the All-Ring patent suit court bond in Taiwan. (Form 10-Q, footnote 7) From our recent conversations with ESI's CFO, we believe that during the next three years ESI should be able to monetize that $9.719 million, by replacing the cash escrow with a letter of credit.

For the quarter ending June 28, 2008 ESI showed property, plant and equipment, net of depreciation, of $47.610 million. (Form 10-Q) Of this, $42.648 million is land and buildings at historical cost, less depreciation of the buildings, owned free and clear. (Form 10-K, footnote 8) In its recent presentations and earnings calls, ESI management has mentioned the company's progress transferring manufacturing to a contract manufacturer in Singapore. In fact, management has articulated the goal of outsourcing over half of manufacturing over the next three years. Moreover, ESI is locating a growing portion of its engineering staff in locations other than Portland. While it is impossible for us, from outside the company, to be precise or accurate about how much excess land and buildings ESI may own today or in the future, we know that the company will assess regularly how large a real estate "footprint" it needs as it continues transferring manufacturing and engineering to other locations. While we are not urging the company to monetize all real estate, or to sell now, we do advocate monetizing excess land and buildings over the next three years. In the absence of a specific number from ESI, we guesstimate that the company could generate at least $20 million here.

Now we will shift the spotlight from the balance sheet to three year revenue and operating cash flow growth, as the company seeks to double its served markets (AEA slide 75) and as the semiconductor and electronics capital equipment industries ultimately climb out of their trough. Today ESI's revenues are approximately one-third of its served market: $220 million out of $650 million. Assuming that ESI's revenues remain approximately 30-35% of a served market which you project could grow to $1.3 billion in three years, ESI would grow revenues to $400 million in 2011. (If this feels aggressive, allow more time. It doesn't alter our point.)

ESI has on many occasions publicly endorsed a business model of 50% gross margins, 30% below the line costs, and a 20% operating margin (AEA slide 76), once the company reached a $90 million quarterly revenue run rate. Therefore, when you reach the $400 million run rate, ESI should generate approximately $53.5 million in annual profit after tax (13% after tax return on sales, plus $1.5 million of after-tax interest income).

Obviously we cannot forecast when this might happen. But for the purpose of a three or four year illustration, we modeled that after tax profits would reach $53.5 million linearly over a three year period, climbing from zero this fiscal year, to $17.8 million in fiscal 2010 (mostly calendar 2009), $35.7 million in fiscal 2011, and $53.5 million in fiscal 2012. Total profits over the four fiscal years would be $107 million, a number which is in line with your operating cash flows over the past five years, even though ESI is projected to double in size from today.

To estimate ESI's operating cash flow from fiscal 2009-2012 we also must project depreciation, capital expenditures, inventories and receivables. To simplify this exercise, however, we will assume that ESI's annual depreciation expense should roughly equal capital expenditures. This feels reasonable because the company recently completed a major investment in information systems and because the company probably has, or soon will have, excess real estate. ESI's recent inventory turns ratio has been about 1.5 times. Over the next three years the CFO hopes to double

Nierenberg Investment Management Company, Inc., 19605 NE 8th Street, Camas, WA 98607 (360)604-8600 Fax (360)604-1811
turns to 3 times. Given ESI's current high inventory levels, given that ESI's contract manufacturer will hold a growing portion of inventory on its balance sheet rather than ESI's, this goal sounds achievable to us. Thus, if the company doubles revenues over the next three years, it should not need to increase its aggregate investment in inventory. Finally, if ESI maintained accounts receivable at 70 days, (where it was on June 28, 2008, using form 10-Q), keeping receivables in line with revenues would require $18 million.

Finally, we will assume that over the next three years ESI executives and employees will continue to exercise their vested stock options. While nobody can forecast precisely when this might happen, or how much cash these exercises might generate, a conservative number for cash which might be generated from this might be $15 million.

Let's combine all of the current and projected cash sources in one table:


Source of cash:                                                              Amount (in millions of dollars)
---------------                                                              -------------------------------
Current cash and short term investments, 6/28/08                                                       138.3
Non-current investments, 6/28/08                                                                        16.6
All-Ring court bond, 6/28/08                                                                             9.7
Excess company owned real estate, next three years                                                      20.0
Estimated accumulated after-tax profits, FY 2009-2012                                                  107.0
Estimated accumulated depreciation and cap ex, FY 2009-2012                                                0
Estimated additional inventory investment, FY 2009-2012                                                    0
Estimated additional receivables investment, FY 2009-2012                                             (18.0)
Estimated cash from options exercises, FY 2009-2012                                                     15.0

                  TOTAL CURRENT AND THREE YEAR CASH:  $288.6 million

This combination of a snap shot and a dynamic three year perspective, consistent with your market development planning horizon, produces a very large sum of free cash, which is more than double ESI's current cash and short term investments and more than 70% of the company's current market capitalization.

To us, therefore, it seems unfortunate that the scope and purpose of the company's current share repurchasing is limited to offsetting the dilutive effects of stock options and restricted stock issuance. With this much cash today, and so much more to come, ESI could halve its share count while still retaining sufficient free cash to make two more acquisitions the size of New Wave Research, without using debt and while retaining over half its current real estate.

If, hypothetically, ESI were to repurchase 14 million shares at an average price of $16 over the next several years, this program would require $224 million, leaving almost $65 million for possible acquisitions and other corporate uses.

This is what we recommend that the Board of ESI commit to doing and commence right away. We do not recommend that you establish another 10b5-1 program, nor do we recommend a Dutch Auction. We request a multi-year program of using cash, monetizable assets, and free cash flow from future operations to halve the share count. Now is the time to begin putting larger amounts of cash to work.

Nierenberg Investment Management Company, Inc., 19605 NE 8th Street, Camas, WA 98607 (360)604-8600 Fax (360)604-1811

Let's think about what this could mean for ESI's long term shareholders, who have patiently endured stock market neglect and ESI's unacceptably low ROIC: If three or four years from now ESI were to generate $400 million in revenues and $53.5 million of fully taxed profits on a fully diluted share count of only 14 million, earnings per share would rise from break-even today to $3.82. And, depending on the prices paid to repurchase shares, the company would grow ROIC into double digit territory. Assuming a typical market multiple of 15 times earnings, ESI's share price would roughly quadruple to $57.32. Assuming a 20 multiple, which could result from a three or four year run of rapidly increasing EPS and ROIC, ESI's share price could rise to $76.40, five times where it is today. We believe that all other possible uses of cash should be benchmarked against these scenarios. ESI is fortunate that its acquisition of NWR appears to be successful. But all of us know that acquisitions are inherently risky. It may be better to buy more of what you already know--your own shares--than incurring the risks of buying other things which you cannot know as well as you know yourself. We are not opposed to smart acquisitions like NWR. We certainly want ESI to grow.

In closing, we would like to raise a separate but related point: the amendment to ESI's shareholder rights agreement which the company disclosed in August pointed out that for six years Third Avenue has been permitted to own up to 19.99% of ESI's shares without triggering the poison pill. Given our lengthy and positive record as a shareholder of the company, we would appreciate the Board affording us the same status as Third Avenue, which might enable us to increase our investment in ESI as our circumstances warrant.

Nick, we do recognize that these are unprecedented and frightening times in the public markets. We see that your served industries are suffering through a trough. We know, as fellow members of the Portland community, that ESI has reduced headcount this year and we are mindful of the pain that this has caused. We also know, however, that as long and painful as these downturns are, they always do come to an end. Teledyne, Loews, and the Washington Post initiated their long term repurchase programs during troubled times. Troubled times are when the bargains are the greatest, whether they are bargains buying your own shares or bargains buying other companies. Despite the pain and the uncertainty, now is a time of special opportunity. On September 22, four large, well regarded companies announced major repurchase programs. This month we will endure mutual fund tax loss selling season. Over the next three months other hedge funds are likely to continue de-leveraging and preparing for investor withdrawals. It could be a terrific time for ESI to put the shareholders' money to work. Ultimately, when the markets settle down, and when they envision the turn in your industry's fortunes, you know what could happen to your share price: it could zoom 100-200% in a couple of months, leaving all who didn't pounce earlier saying "could have, should have, would have." The time to move is now.

Thanks for considering our views.

Sincerely yours,

/s/David Nierenberg

Nierenberg Investment Management Company, Inc., 19605 NE 8th Street, Camas, WA 98607 (360)604-8600 Fax (360)604-1811